

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2012

Via E-mail
Corinda Joanne Melton
Chief Executive Officer
One World Holdings, Inc.
418 Bridge Crest Boulevard
Houston, TX 77082

Re: One World Holdings, Inc.
Amendment No.2 to Registration Statement on Form S-1
Filed September 27, 2012
File No. 333-177992

Dear Ms. Melton:

We have reviewed your registration statement and have the following comments.

Table of Contents

1. Refer to the second paragraph following the Table of Contents. Please remove the second sentence in this paragraph and conform your disclosure to the requirements of Item 501(b)(6) of Regulation S-K.

Prospectus Summary, page 1

2. In addition to highlighting your limited assets and lack of revenues, please quantify your losses to date, i.e. $1.9 million as of June 30, 2012.

We have a limited operating history…, page 4

3. In the third sentence, you state you "have generated no revenues and have limited assets." Please expand this disclosure to state the amount of losses to date, i.e. $1.9 million as of June 30, 2012. Quantifying this amount provides useful context to the remaining disclosure under this risk factor, as well as the following one.

There is substantial doubt about our ability to continue as a going concern, page 5

4. You state on page 5 your accounting firm "has indicated in its report on our consolidated financial statements, as of June 30, 2012, that there exists substantial doubt about our ability to continue as a going concern." It appears your independent

accounts have not issued such a report on your financial statements at and as of June 30, 2012. Please revise this disclosure accordingly.

Production and Manufacturing, page 20

5. You have included pre-sales figures as of August 15, 2012, and state that "pre-sale proceeds will be recorded as income when the dolls are shipped to the customers." Please explain why you have chosen to highlight the date of August 15, 2012 date, e.g., this was the last day on which a customer placed an order before filing the Prospectus. Please revise to clarify that you have not yet received cash from these pre-sales, if true, and disclose when you expect to ship these dolls to your customers.

Current Compensation of Directors, page 28

6. Please revise your disclosure to provide a tabular presentation of the director compensation in accordance with the requirements of Item 402(r)(1) of Regulation S-K. With respect to compensation received by directors for their consulting services, disclosure of such consulting fees must be made as "All Other Compensation" in the director compensation table in accordance with Item 402(r)(2)(vii)(F) of Regulation S-K. In this regard, we note your disclosure with respect to Mr. Hine's consulting agreement dated April 1, 2011.

Management's Discussion and Analysis, page 33

Liquidity and Capital Resources, page 37

7. Revise to discuss the impact on your liquidity of the cash portion of certain of your consulting agreements as disclosed on page 28. We assume, for example, that the $11,500 cash paid monthly to Mr. Daniel is included in the $31,300 per month you have been using in your operations disclosed on page 40.

Transactions with Related Persons, Promoters and Certain Control Persons, page 45

8. Please file as exhibits to the registration statement Mr. Hine's consulting agreement, the $33,000 promissory note issued by the company to Ms. McBride-Irby, and the $40,000 promissory note issued by the company to Mr. Bradley Melton, the son of the company's CEO.

9. We note that the company issued to Mr. Melton 3,179,405 shares of common stock which you describe as "[p]urchased shares and provided business development services." Based on your page 28 disclosure, 1,650,845 shares of common stock appeared to have been issued to Mr. Melton pursuant to the terms of his March 31, 2011 consulting agreement with the company. Please tell us when in 2011 Mr. Melton purchased the remaining 1,528,560 shares. To the extent that these shares

were issued pursuant to an exemption from registration, please update your "Recent Sales of Unregistered Securities" disclosure accordingly. Please ensure that your Item 701 of Regulation S-K disclosure is consistent with your disclosure here and elsewhere in the prospectus where you discuss sales of your securities within the past three years, which were not registered under the Securities Act of 1933.

Description of Capital Stock, page 47

10. You state "As of September 27, 2012, 63,592,849 shares of common stock are outstanding (including 4,661,800 shares which have not been physically issued to date, but which the Company plans to physically issue shortly after the date of this Prospectus) and no shares of preferred stock were issued and outstanding." Please address the following in your amendment:
    - Break out the 4,661,800 shares by each compensation/consulting agreement as listed on pages F-15, F-17, F-35, F-36 or elsewhere.
    - Disclose how the 4,661,800 shares are considered in your loss per share calculations.
    - Explain why, in each compensation/consulting agreement, these shares have not been physically issued as of the date of the Prospectus.
    - Explain whether, in each compensation/consulting agreement, the services performed in exchange for these shares had commenced and/or had been completed as of the applicable balance sheet date.

11. It appears the equity account "Unamortized portion of stock issued for services" is related to the "Unissued common stock" account. It is not clear from your discussion on page F-15 what, exactly, the "unamortized portion of stock issued for services" represents, nor why it may appropriately be included within equity, apparently as a debit balance. Please explain.

Selling Stockholders, page 48

12. Please revise the number of shares listed in the "Common Stock Beneficially Owned Before Resale" column to include the shares issuable upon the conversion of the accrued and unpaid interest under the convertible debentures.

June 30, 2012 Financial Statements

(2) Summary of Significant Accounting Policies, page F-7

13. We have read your response to comment 16 in our letter dated February 27, 2012 and the revisions made on pages F-8 and F-11. Please disclose in the footnotes the method of depreciation and the estimated useful life of your manufacturing equipment, i.e., molds.

(12) Related Party Transactions, page F-15

14. We have read your response to comment 17 in our letter dated February 27, 2012 and the revisions made herein. Please clarify that the "legal costs" of $10,600 and $7,590 on the notes issued on July 21, 2011 and February 24, 2012, respectively, constitute the "default fee" currently accrued on your balance sheet. Please explain why there is no apparent legal cost/default fee associated with the accounts payable that were converted to notes payable in the amount of $34,000, for which you are also currently in default, as stated on page F-11 and elsewhere.

December 31, 2011 Financial Statements

(12) Consulting Agreements, page F-35

15. You state, "In addition, expenses incurred under the consulting agreements in the amount of $301,446 were forgiven during 2011 and are included in the consulting fees." Please explain what you mean when you say the expenses "were forgiven". Clarify whether shares or other consideration was issued in lieu of cash payment. Tell us when the work was done, how the expenses were "included in the consulting fees," and describe the accounting entries made to record the original expense and the forgiveness or other resolution of the amount payable.

Exhibit 5.1 Form of Opinion and Consent of The Loev Law Firm, PC

16. Please have counsel revise the third paragraph of its opinion to also state that the Shares will be legally issued. For guidance, please refer to Section II.B.1.a of Legal Staff Bulletin No.19, dated October 14, 2011.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
        David M. Loev, Esq.
        John S. Gillies, Esq.
        The Love Law Firm, PC.